

Mail Stop 3561

November 1, 2010

Ms. Shawn Powell Joseph, Chief Financial Officer
General Automotive Company
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

    Re: **General Automotive Company**
            Item 4.01 Form 8-K
            Filed October 21, 2010
            File No. 333-137755

Dear Ms. Joseph:

We have completed our review of your Item 4.01 Form 8-K and Item 4.01 Form 8-K/A
and do not, at this time, have any further comments.

                    Sincerely,

                    Heather Clark
                    Staff Accountant